FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F  X                    Form 40-F
                                    -----                            -----


     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes                             No   X
                               -----                          -----

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES

     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated July 24, 2001, announcing InfoVista's fourth quarter fiscal 2001 and fiscal year 2001 results.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           INFOVISTA SA

Dated : July 24, 2001                      By: /s/ ALAIN RIES
                                           Alain RIES
                                           President and Chief Financial Officer

         InfoVista announces strong fourth quarter and full year results
         ---------------------------------------------------------------
   168% Revenue Growth for FY2001, 16% Sequential Revenue Growth for Quarter 4
   ---------------------------------------------------------------------------

PARIS, FRANCE and COLUMBIA, MD - July 24, 2001 - InfoVista (NASDAQ: IVTA, Nouveau Marche: 7667), a global provider of software solutions that help service providers and enterprises achieve better returns from their complex IT infrastructures, today reported results for the quarter and year ended June 30, 2001. Fourth quarter revenues totaled (euro)8.2 million, an increase of 92.4% over the previous fourth quarter, and 16.2% increase over the previous quarter's revenues. Pro forma net loss for the fourth quarter was (euro)0.9 million, or
(euro)0.05 per share, a significant  improvement  over the pro forma net loss of
(euro) 1.3 million, or (euro)0.17 per share, in the fourth quarter of fiscal year 2000 and (euro)1.5 million or (euro)0.08 per share in the third quarter of fiscal year 2001.

For the fiscal year 2001, InfoVista's revenues were (euro)27.7 million, representing a substantial 167.5% increase over the prior fiscal year. Software license revenues contributed 70.7% to total yearly revenues, with service revenues contributing the remaining 29.3%. Pro forma net loss for fiscal year 2001 was reduced noticeably to (euro)4.8 million, as compared to (euro)6.0 million in fiscal year 2000.

"Despite the current volatile economic climate, and in line with guidance set by the company, InfoVista has managed to achieve 168% year on year revenue growth, reaffirming the strength of our business model and the crucial role our solutions play in helping our customers optimize return from their IT infrastructures. We believe that our two major assets - the outstanding quality of our customer base and our unparalleled software solutions - underpin the strength and capabilities of our business, and will be the key drivers in achieving consistent long-term growth," commented Alain Tingaud, Chairman and Chief Executive Officer of InfoVista. "I am proud of our performance, employees and partners, because despite a tougher selling environment, we have reached our stated objectives and competed efficiently, without having to provide concessions or any other special discounts," said Tingaud.


Business Highlights

o InfoVista's total number of customers increased to 470, while repeat orders from existing customers represented more than 66% of total revenues. New customers who adopted InfoVista's solutions during the quarter included:
     o    North America: InfoNet and Graybar
     o    Europe: Telefonica, Tiscali and Albacom
     o    Asia Pacific: Chung Hwa Telecom
o The European, American and Asian markets represented 52%, 44% and 4% of total revenues, respectively, for fiscal year 2001.
o Revenues from Service Provider market increased 8.0% to 6.3 million euros during the quarter, representing 77.3% of total revenues. Enterprise revenues amounted to 1.9 million euros, a significant increase over the prior quarter.
o Revenues from indirect sales channels contributed 31.7% to total revenues unchanged from the previous quarter. During the fourth quarter, the company added new partners around the world, including:
     o    North America : Greenwich Technology Partners and Softential
     o    Europe : Danet and HPC
     o    Asia : Unitech
o During the quarter, InfoVista made several announcements including the launch of VistalPortal Standard Edition, the first of its product line that is targeted at helping Service Providers deliver full web-based reporting to their customers.
o    As at June 30, 2001, a total of 19,641,414 shares were outstanding.
o    InfoVista's  financial position remains strong,  with cash of approximately
     (euro)62.9 million, virtually unchanged from March 31, 2001. At June 30, 2001, this represents (euro)3.2 per outstanding share.
o As at June 30, 2001, InfoVista had a total of 239 employees globally, a 62.5% increase since June 30, 2000.
o Since the close of the quarter, InfoVista announced its participation as an initial member of the Juniper Network's new IP OSS Alliance (IOA), with the availability of the VistaView Performance Reporting Module. This will soon be followed by other integration pieces.
o InfoVista also announced its OEM program called "InfoVista Inside" which is aimed at embedding its technology into third party products.

Customer Base and Superior Solutions to Drive Continued Growth

In a tougher operating environment, InfoVista saw its target markets affirm the crucial role InfoVista plays in their mission critical network operations during the past fiscal year. InfoVista achieved strong growth and will continue to strengthen its position as technological leader in the Service Assurance arena in the next fiscal year.

"Given current customer demand levels, we are still expecting sizeable revenue growth in our next fiscal year, though due to traditional seasonality this will most likely not materialize until our fiscal second quarter. Last quarter, we reaffirmed our commitment to reach pro forma breakeven within two quarters. We will continue to work hard to reach this target, while making sure that our efforts toward this goal do not compromise the future growth of the company. We will intensify the cost-efficiency program put in place last quarter. I want to stress that our financial goals will not overshadow our long-term business plans, and we will continue to invest in areas that will benefit our customers, and that will grow in tandem with our revenues," Tingaud commented.


About InfoVista

InfoVista is a leading global provider of Service Level Management software solutions. InfoVista designs, develops and markets technologically advanced software which monitors, analyzes and reports on the performance and quality of services of information technology (IT) infrastructure, including networks, servers and applications. InfoVista markets primarily to telecommunications companies, including British Telecom, France Telecom, and Cegetel; Internet service providers including UUNET and Wanadoo; and other IT-intensive organizations such as financial services companies including AXA, First Union Bank, Fleet Capital and Banque de France, and other multinational companies like Nestle and Shell. InfoVista Corporation stock is traded on the NASDAQ under the ticker symbol IVTA and the Nouveau Marche under the symbol InfoVista (7667). For more information about the company please visit www.infovista.com.
                                                ------------------

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Operations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                                         INFOVISTA
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (In thousands except for share and per share data)



                                                                Three months ended                   Year ended
                                                        June 30, 2001    June 30, 2000     June 30, 2001    June 30, 2000
                                                      --------------------------------------------------------------------
Revenues
License revenues                                      (euro)    5,542    (euro)  3,259     (euro) 19,548    (euro)  7,691
Service revenues                                                2,640              993             8,111            2,650
                                                      --------------------------------------------------------------------
Total revenues                                                  8,182            4,252            27,659           10,341

Cost of revenues
     License                                                      330              100               882              216
     Service                                                    1,736              974             5,893            2,540
                                                      --------------------------------------------------------------------
Total cost of revenues                                          2,066            1,074             6,775            2,756

                                                      --------------------------------------------------------------------
Gross profit                                                    6,116            3,178            20,884            7,585
                                                      --------------------------------------------------------------------

Operating expenses

Selling and marketing expenses                                  4,319            2,977            16,574            8,589
Research and development expenses                               1,394              671             4,640            1,952
General and administrative expenses                             2,063              963             7,629            3,184

Stock compensation                                                171              269             2,229            1,407
Goodwill amortization                                             220                -               513                -

                                                      --------------------------------------------------------------------
Total operating expenses                                        8,167            4,880            31,585           15,132

Operating loss                                                (2,051)          (1,702)          (10,701)          (7,547)
                                                      --------------------------------------------------------------------

Other income (expenses)                                           757            (149)             4,319              574

Loss before income taxes and minority interest                (1,294)          (1,851)           (6,382)          (6,973)
                                                      --------------------------------------------------------------------

Minority interest                                                 (5)               17                68               17
Income tax                                                        (2)                -               (2)                -

Net loss                                              (euro)   (1,301)   (euro) (1,834)    (euro) (6,316)   (euro) (6,956)
                                                      ====================================================================
Proforma net loss                                     (euro)     (914)   (euro) (1,327)    (euro) (4,812)   (euro) (6,008)
                                                      ====================================================================

Basic and diluted loss per share                      (euro)    (0.07)   (euro)  (0.24)   (euro)   (0.34)  (euro)   (0.89)
                                                      ====================================================================
Basic and diluted proforma loss per share             (euro)    (0.05)   (euro)  (0.17)   (euro)   (0.26)  (euro)   (0.77)
                                                      ====================================================================

                                           INFOVISTA
                                  CONSOLIDATED BALANCE SHEETS
                      (In thousands except for share and per share data)



                                                   As of June 30, 2001    As of June 30, 2000
                                                   ------------------------------------------
ASSETS
Cash and cash equivalents                                       62,904                  2,950
Trade receivables, net                                           9,289                  9,710
Prepaid expenses                                                   972                  4,532
Other current assets                                             1,834                    878
----------------------------------------------------------------------------------------------
Total current assets                                            74,999                 18,070
----------------------------------------------------------------------------------------------

Fixed assets, net                                                4,758                  1,326
Licensed technology and advances, net                            1,327                   --
Goodwill and other purchased intangible assets, net              3,139                   --
Deposits and other assets                                          777                    750
----------------------------------------------------------------------------------------------
Total non current assets                                        10,001                  2,076
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    85,000                 20,146
----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Trade payables                                                   3,708                  4,124
Current portion of long-term debt                                  259                    183
Accrued expenses                                                 3,145                  2,002
Deferred revenues                                                4,465                  6,736
Other current liabilities                                          406                    376
----------------------------------------------------------------------------------------------
Total current liabilities                                       11,983                 13,421

Long term debt                                                     305                    564
Other long term liabilities                                        143                    104
Commitments and contingencies                                     --
----------------------------------------------------------------------------------------------
Total non-current liabilities                                      448                    668
----------------------------------------------------------------------------------------------
Minority interest                                                 --                       53

Stockholders' Equity
Preferred stock, par value of(euro) 0.54, respectively per        --                    2,133
share (0 and 3,950,607 shares issued and outstanding)
Common stock, par value of(euro)0.54, respectively per share    10,606                  4,849
(19 641 414 and 8,978,871 shares issued and outstanding)
Capital in excess of par value of stock                         85,701                 17,578
Other reserves                                                      16                     16
Foreign currency translation adjustment                           (603)                  (901)
Deferred compensation                                             (399)                (1,307)
Accumulated deficit                                            (16,364)                (9,408)
Net loss                                                        (6,316)                (6,956)
Less common stock in treasury, (6,753 and 0 shares)                (72)                  --

----------------------------------------------------------------------------------------------
Total stockholders' equity                                      72,569                  6,004
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      85,000                 20,146
----------------------------------------------------------------------------------------------
